UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 12, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

12 May, 2005

COLES MYER 2005 third quarter sales up 8.8%

  Group sales up 8.8% to $8.7 billion

- comparative sales up 5.0%

  Food and Liquor sales up 4.9%

- comparative sales up 3.0%

  Non-food sales up 5.4%

- comparative sales up 3.7%

  Earnings guidance unchanged

Coles Myer Ltd (CML) today announced third quarter sales of $8.7 billion, an increase of 8.8% for the 13 weeks ended 24 April 2005.

"This is a strong result in an intensely competitive retail market, particularly when we are cycling high prior year growth rates," CEO John Fletcher said.

"Our Food, Liquor and Fuel division has continued to achieve solid sales growth and introduced new customer initiatives.

"In non-food, Target and Officeworks again produced outstanding results and Kmart and Myer continued to achieve steady growth.

"The Group continues to deliver against strategy and remains on track to deliver within our earnings guidance for the year."

Food and Liquor sales increased by 4.9% for the quarter, with comparative sales growth of 3.0%, achieved while cycling comparative growth of 5.1% in Q3 FY04.

The Easter period saw strong sales and increased foot traffic in both supermarket brands.

An environment of heavy competition and price deflation in some food categories provided exceptional value to customers. Overall food inflation remained stable at around 1%.

Liquor sales improved in the quarter on a strong customer response to marketing initiatives across all liquor brands. In March, eight hotels were acquired in key strategic locations to support the rollout of the 1st Choice Liquor Superstores in Queensland. The first in a progressive roll out of our large format stores will open in Victoria later this month.

Coles Express sales increased by 34.1%, reflecting higher fuel prices during the quarter, and convenience store sales continued to grow. Given the significant variation that can occur in fuel prices, fuel volumes provide a better measure of performance - the comparative fuel volume growth was 4.7% in Q3.

Kmart reported a sales increase of 4.1% for the quarter, with comparative sales up 2.9%.

Highlights for the quarter included footwear and accessories, toys and home divisions. Brands such as Living with Deborah Hutton homewares, and Girl Xpress and Now in apparel continue to perform strongly, reflecting Kmart's focus on enhancing its merchandise range, marketing and product offer to the customer.

Kmart's sales were in line with expectations, however an early Easter and warm April impacted trading conditions during the period.

Myer increased sales by 3.0% for the quarter, an improvement on the same period last year. Comparative sales increased by 2.0%.

Myer's lift was driven by sales growth in key areas, reflecting customer acceptance of progressive improvements across the business.

Sales were up in Men's, Cosmetics, Accessories, Footwear, Intimate and Miss Shop, but sales in Women's were lower than expected, primarily due to the unusually warm weather over the period. Electrical sales improved with a new merchandise strategy focusing on the latest and hottest items.

MYER One continues to build momentum, with more than 428,000 members accounting for about 18% of Myer's sales.

Megamart reported a fall in sales of 1.8% for the quarter, which, although disappointing, was an improvement on Q2 FY05. Comparative sales were also down 1.8%.

Key areas of Megamart's new customer offer have seen immediate sales improvements, with double-digit increases in new technology such as plasma, digital cameras, MP3 players and Apple iPods.

Target continued to perform, delivering consistent sales growth of 6.8%. Comparative sales increased by 6.3%.

Sales were supported by a successful Massive Home Sale in March. Following a strong start to the winter season for women's apparel, as with other retailers, sales have been impacted by the unusually warm weather over an extended period. Target's emerging footwear category also had unprecedented success during the quarter.

The business will now focus on sustaining performance through incremental improvements, while continuing with its strategy of on-trend, quality ranges at affordable prices.

Officeworks reported sales growth of 12.5% and comparative sales of 5.6%. A highlight for the quarter was the well executed "Back to Work" campaign.

The business continued to strengthen its position in the SME market with the launch of its sub-brand Officeworks BusinessDirect. Offering fast, convenient service at competitive prices, Officeworks BusinessDirect was created through the integration of Officeworks Direct and Viking Office Products in February. Early indications have shown Officeworks BusinessDirect has been well received by customers.

Outlook

The fourth quarter is expected to continue to be highly competitive across all retail markets.

We will be cycling high comparative sales growth rates across the Group, including 6.2% for Food and Liquor in the final quarter of FY04.

Our non-food businesses will also cycle high comparative growth in the fourth quarter. Sales growth in these brands will be moderated by tighter consumer spending, the anniversary of the Federal Government's family payment and the industry-wide effect on winter related merchandise sales of the unusually warm weather conditions over an extended period.

FY2005 earnings guidance remains unchanged at NPAT of $670 - $680 million - an increase of around 16-18% in underlying earnings. This is after expensing the net supply chain implementation costs, the restructuring costs of the organisational change in food and liquor and the repositioning and relaunch of Megamart.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521

Business Group Sales	Third Quarter (13 Weeks)			Year to Date (39 Weeks)
	2004	2005	Chg	2004	2005	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,546.9	4,768.1	4.9	13,516.7	14,258.4	5.5
Coles Express	1,039.7	1,394.2	34.1	1,901.0	4,041.7	112.6
Kmart	830.2	864.6	4.1	2,869.3	3,057.4	6.6
Myer	606.4	624.6	3.0	2,250.3	2,291.6	1.8
Megamart	62.3	61.1	(1.8)	214.8	199.4	(7.2)
Target	625.8	668.5	6.8	2,132.3	2,302.9	8.0
Officeworks	283.2	318.5	12.5	794.0	893.1	12.5
Total sales	7,994.5	8,699.6	8.8	23,678.4	27,044.5	14.2
Total sales Excluding Coles Express	6,954.8	7,305.4	5.0	21,777.4	23,002.8	5.6
Comparable Store Sales
Food & Liquor			3.0			3.5
Coles Express			17.6			17.1
Kmart			2.9			5.3
Myer			2.0			1.4
Megamart			(1.8)			(9.4)
Target			6.3			7.3
Officeworks			5.6			6.7
Total Group			5.0			4.9

Movement in Stores	Q2 2005	Openings	Closings	Q3 2005
Supermarkets	712	2		714
Liquor	624	2	6	620
Coles Express	597			597
Kmart	179	1		180
Kmart Tyre & Auto	55	10		65
Officeworks	83	1		84
Harris Technology	9			9
Myer	61			61
Megamart	9			9
Target	254	2	1	255
Total	2,583	18	7	2,594